SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

ENSTAR GROUP LIMITED

(Name of Issuer)

Ordinary Shares, par value $1.00 per share

(Title of Class of Securities)

G3075 P101
(CUSIP Number)

Anne E. Gold
First Reserve
One Lafayette Place
Greenwich, CT 06830
(203) 625-2536

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 3, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G3075 P101	Page 2 of 11 Pages
1	NAME OF REPORTING PERSON First Reserve Fund XII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. G3075 P101	Page 3 of 11 Pages
1	NAME OF REPORTING PERSON FR XII-A Parallel Vehicle, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. G3075 P101	Page 4 of 11 Pages
1	NAME OF REPORTING PERSON FR XI Offshore AIV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. G3075 P101	Page 5 of 11 Pages
1	NAME OF REPORTING PERSON FR Torus Co-Investment, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. G3075 P101	Page 6 of 11 Pages
1	NAME OF REPORTING PERSON First Reserve GP XII Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. G3075 P101	Page 7 of 11 Pages
1	NAME OF REPORTING PERSON First Reserve GP XII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. G3075 P101	Page 8 of 11 Pages
1	NAME OF REPORTING PERSON FR XI Offshore GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. G3075 P101	Page 9 of 11 Pages
1	NAME OF REPORTING PERSON FR XI Offshore GP Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. G3075 P101	Page 10 of 11 Pages
1	NAME OF REPORTING PERSON William E. Macaulay
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

This amendment No. 2 to Schedule 13D (this “Amendment”) is filed jointly on behalf of (i) First Reserve Fund XII, L.P. (“First Reserve XII”), (ii) FR XII-A Parallel Vehicle, L.P. (“FR XII-A”), (iii) FR XI Offshore AIV, L.P. (“FR XI Offshore AIV”), (iv) FR Torus Co-Investment, L.P. (“FR Co-Invest”, together with First Reserve XII, FR XII-A and FR XI Offshore AIV, the “First Reserve Partnerships”), (v) First Reserve GP XII Limited (“XII Limited”), (vi) First Reserve GP XII, L.P. (“XII GP”), (vii) FR XI Offshore GP, L.P. (“GP XI Offshore”), (viii) FR XI Offshore GP Limited (“GP XI Offshore Limited”) and (ix) William E. Macaulay (together with the First Reserve Partnerships, XII Limited, XII GP, GP XI Offshore and GP XI Offshore Limited, collectively, the “Reporting Persons”).

This Amendment amends and supplements the statement on Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on April 11, 2014 and amended on June 1, 2015 (together, the “Schedule 13D”), with respect to the ordinary shares, par value $1.00 per share (“Ordinary Shares”), of Enstar Group Limited, a Bermuda company (the “Issuer” or the “Company”), having its principal executive offices at 18 Queen Street, Windsor Place, 3rd Floor, P.O. Box HM 2267, Hamilton, HM JX Bermuda.

Item 4.                                        Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Securities Purchase Agreement

One June 3, 2015, the First Reserve Partnerships and Canada Pension Plan Investment Board, a Canadian federal Crown corporation (the “Purchaser”), consummated the transactions contemplated by that certain Securities Purchase Agreement (the “Purchase Agreement”), dated May 29, 2015.  On the terms and subject to the conditions set forth in the Purchase Agreement, the First Reserve Partnerships sold and the Purchaser purchased 1,501,211 Ordinary Shares and 404,771 shares of series E non-voting convertible ordinary shares, par value US $1.00 per share, of the Company (the “Series E Stock”) for an aggregate purchase price of $266,837,480.  Pursuant to the Purchase Agreement, the First Reserve Partnerships caused its designee to resign from the board of directors of the Issuer on June 3, 2015.

Item 5.                                        Interest in Securities of the Issuer.
(a), (b) As of June 3, 2015, the Reporting Persons no longer beneficially own Ordinary Shares of the Issuer.

(c) Except as set forth herein and in the Schedule 13D, each of the Reporting Persons reports that neither it, nor to its knowledge, any other person named in Item 2 of the Schedule 13D, has effected any transactions in Ordinary Shares during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented. The information set forth in Item 4 of this Amendment is hereby incorporated by reference in this Item 6.

SIGNATURES

After reasonable inquiry and to the best of each of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 4, 2015	FIRST RESERVE FUND XII, L.P.

By: First Reserve GP XII, L.P., its general partner
By: First Reserve GP XII Limited, its general partner

By: /s/ Anne E. Gold
	Name:	Anne E. Gold
	Title:	Chief Compliance Officer, Secretary

Dated: June 4, 2015	FR XII-A PARALLEL VEHICLE, L.P.

By: First Reserve GP XII, L.P., its general partner
By: First Reserve GP XII Limited, its general partner

By: /s/ Anne E. Gold
	Name:	Anne E. Gold
	Title:	Chief Compliance Officer, Secretary

Dated: June 4, 2015	FR XI OFFSHORE AIV, L.P.

By: FR XI Offshore GP, L.P., its general partner
By: FR XI Offshore GP Limited, its general partner

By: /s/ Anne E. Gold
	Name:	Anne E. Gold
	Title:	Chief Compliance Officer, Secretary

Dated: June 4, 2015	FR TORUS CO-INVESTMENT, L.P.

By: First Reserve GP XII Limited, its general partner

By: /s/ Anne E. Gold
	Name:	Anne E. Gold
	Title:	Chief Compliance Officer, Secretary

Dated: June 4, 2015	FIRST RESERVE GP XII LIMITED

By: /s/ Anne E. Gold
	Name:	Anne E. Gold
	Title:	Chief Compliance Officer, Secretary

Dated: June 4, 2015	FIRST RESERVE GP XII, L.P.

By: First Reserve GP XII Limited, its general partner

By: /s/ Anne E. Gold
	Name:	Anne E. Gold
	Title:	Chief Compliance Officer, Secretary

Dated: June 4, 2015	FR XI OFFSHORE GP, L.P.

By: FR XI Offshore GP Limited, its general partner

By: /s/ Anne E. Gold
	Name:	Anne E. Gold
	Title:	Chief Compliance Officer, Secretary

Dated: June 4, 2015	FR XI OFFSHORE GP LIMITED

By: /s/ Anne E. Gold
	Name:	Anne E. Gold
	Title:	Chief Compliance Officer, Secretary

Dated: June 4, 2015	/s/ Anne E. Gold
Anne E. Gold, attorney-in-fact for William E. McCauley